Exhibit 99.3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited)

1

ELY GOLD ROYALTIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at	Notes	June 30, 2021 (unaudited)	December 31, 2020 (audited)
ASSETS (Note 11)
Current
Cash and cash equivalents		$6,299,684	$7,381,784
Marketable securities	6	1,529,105	1,192,572
Receivables	7	501,227	348,881
Prepaid expenses		222,114	218,974
		8,552,130	9,142,211
Non-Current
Reclamation bond		27,161	27,902
Right-of-use lease asset	8	67,865	92,322
Royalty assets	9	30,541,458	30,278,390
Mineral property interests	10	832,025	1,463,863
Deferred charges	11	678,323	1,491,411
		40,698,962	$42,496,099
LIABILITIES
Current
Accounts payable and accrued liabilities	14	$724,692	$889,075
Current portion of lease obligation	12	50,354	48,192
Current portion of obligation under royalty acquisition	9	203,674	394,789
		978,720	1,332,056
Non-Current
Lease obligation	12	22,558	49,785
Obligation under royalty acquisition	9	68,146	71,535
		1,069,424	1,453,376
EQUITY
Share capital	13	68,982,491	66,968,929
Share-based payment reserve	13	9,362,638	10,308,499
Cumulative translation adjustment		(2,909,427)	(2,171,533)
Deficit		(35,806,164)	(34,063,172)
		39,629,538	41,042,723
		$40,698,962	$42,496,099

Approved and authorized by the Board:

“David Garofalo”	Director	“Josephine Man”	Director
David Garofalo		Josephine Man

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

ELY GOLD ROYALTIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian Dollars)

		Three months ended		Six months ended
	Notes	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
ROYALTY AND MINERAL OPERATIONS
Revenue
Royalties		$494,500	$753,187	$1,228,321	$870,570
Option proceeds		93,975	396,234	370,075	503,844
		588,475	1,149,421	1,598,396	1,374,414
Cost of sales
Amortization of royalty assets	9	686,435	362,252	1,366,297	408,035
Project and royalty generation and maintenance costs		120,718	41,923	162,644	73,493
		807,153	404,175	1,528,941	481,528
GROSS PROFIT (LOSS)		(218,678)	745,246	69,455	892,886
EXPENSES
Amortization	8	11,841	20,643	23,817	29,262
Consulting fees		258,092	76,789	406,713	120,774
Management fees	14	226,221	484,442	332,572	607,266
Office and administration		34,632	49,255	71,928	85,604
Professional fees		833,621	385,274	900,638	502,046
Share-based payments	13, 14	29,587	1,556,167	(116,016)	1,685,546
Transfer agent and filing fees		15,839	80,757	55,765	137,085
Travel and promotion		70,603	359,760	168,973	628,276
		(1,480,436)	(3,013,087)	(1,844,390)	(3,795,859)
OTHER INCOME (EXPENSE)
Interest expense	11	(39,024)	(109,633)	(81,824)	(213,977)
Accretion of deferred charges	11	(408,790)	(408,790)	(813,088)	(817,580)
Interest income		4,569	5,166	7,069	10,351
Gain (loss) on disposal of marketable securities	6	-	(25,223)	70,329	(25,223)
Change in fair value of marketable securities		107,201	438,923	224,591	(168,516)
Gain (loss) on foreign exchange		(55,724)	80,338	43,041	218,246
		(391,768)	(19,219)	(549,882)	(996,699)
Loss for the period		(2,090,882)	(2,287,060)	(2,324,817)	(3,899,672)
Attributed to:
Shareholders of the Company		(2,090,882)	(2,288,211)	(2,324,817)	(3,900,823)
Non-controlling interest		-	1,151	-	1,151
		(2,090,882)	(2,287,060)	(2,324,817)	(3,899,672)
Other comprehensive loss for the period
Item subject to reclassification into statement of loss
Currency translation adjustment		(360,997)	(949,744)	(737,894)	(565,237)
Comprehensive loss for the period		$(2,451,879)	$(3,236,804)	$(3,062,711)	$(4,464,909)
Basic and diluted loss per share		$(0.01)	$(0.02)	$(0.02)	$(0.03)
Weighted average number of common shares outstanding		162,031,022	138,075,448	161,662,233	123,115,674

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

ELY GOLD ROYALTIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian Dollars)

	For the six months ended
	June 30, 2021	June 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(2,324,817)	$(3,899,672)
Items not affecting cash
Interest expense	7,346	15,177
Accretion of deferred charges	813,088	817,580
Amortization	1,390,114	437,297
Change in fair value of marketable securities	(224,591)	168,516
Loss (gain) on disposal of marketable securities	(70,329)	25,223
Share-based payments	(116,016)	1,685,546
Option payments received in shares	(191,392)	-
Unrealized foreign exchange	33,802	(29,752)
	(682,795)	(780,085)
Changes in non-cash working capital items
Receivables	(164,612)	(466,269)
Prepaid expenses	(3,140)	(122,462)
Accounts payable and accrued liabilities	(159,216)	(76,497)
Net cash used in operating activities	(1,009,763)	(1,445,313)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of mineral rights and royalty assets	(1,403,039)	(3,089,353)
Payments on acquisition of VEK	-	(6,646,383)
Proceeds on disposition of marketable securities	326,604	76,547
Acquisition of marketable securities	(171,461)	-
Proceeds received from properties under option	429,959	517,826
Net cash used in investing activities	(817,937)	(9,141,363)
CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs	-	16,450,990
Subscriptions received	-	107,500
Proceeds from line of credit	-	5,000,000
Repayment of line of credit	-	(6,000,000)
Lease payments	(27,802)	(27,402)
Shares issued on exercise of options and warrants	1,058,714	5,678,396
Payment of royalty obligation	(194,950)	(518,137)
Net cash provided by financing activities	835,962	20,691,347
Effect on cash of foreign exchange	(90,362)	43,890
Change in cash and cash equivalents for the period	(1,082,100)	10,148,561
Cash and cash equivalents, beginning of period	7,381,784	2,973,520
Cash and cash equivalents, end of period	$6,299,684	$13,122,081
Cash and cash equivalents consist of:
Cash	$6,274,684	$3,097,081
Term deposits	25,000	10,025,000
	$6,299,684	$13,122,081

Supplemental disclosure with respect to cash flows (note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

ELY GOLD ROYALTIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited - Expressed in Canadian Dollars)

	Number of shares	Share capital	Share-based Payment reserve	Cumulative Translation adjustment	Subscriptions received	Deficit	Shareholders’ equity	Non- Controlling interest	Total
Balance, December 31, 2019	100,280,929	$30,055,890	$4,988,492	$93,686	$-	$(26,414,511)	$8,723,557	$-	$8,723,557
Private placement, net of issuance costs	21,562,500	15,832,946	618,044	-	-	-	16,450,990	-	16,450,990
Shares issued on exercise of options and warrants	22,919,654	5,678,396	-	-	-	-	5,678,396	-	5,678,396
Reallocation of reserves of exercised options and warrants	-	1,423,108	(1,423,108)	-	-	-	-		-
Warrants issued for mineral and royalty interests	-	-	2,363,279	-	-	-	2,363,279	-	2,363,279
Shares issued on acquisition of royalty interest	12,698,413	11,301,588	-	-	-	-	11,301,588	-	11,301,588
Funds received for exercise of warrants	-	-	-	-	107,500	-	107,500	-	107,500
Share-based payments	-	-	1,685,546	-	-	-	1,685,546	-	1,685,546
Loss for the period	-	-	-	-	-	(3,900,823)	(3,900,823)	1,151	(3,899,672)
Non-controlling interest on acquisition of VEK	-	-	-	-	-	-	-	471,073	471,073
Other comprehensive loss	-	-	-	(565,237)	-	-	(565,237)	-	(565,237)
Balance, June 30, 2020	157,461,496	$64,291,928	$8,232,253	$(471,551)	$107,500	$(30,315,334)	$41,844,796	$472,224	$42,317,020

Balance, December 31, 2020	160,951,799	$66,968,929	$10,308,499	$(2,171,533)	$-	$(34,063,172)	$41,042,723	$-	$41,042,723
Shares issued on exercise of options and warrants	2,249,518	1,058,714	-	-	-	-	1,058,714	-	1,058,714
Reallocation of reserves of exercised options and warrants	-	954,848	(954,848)	-	-	-	-	-	-
Reallocation of reserves of forfeited options	-	-	(581,825)	-	-	581,825	-	-	-
Warrants issued for mineral and royalty interests	-	-	706,828	-	-	-	706,828	-	706,828
Share-based payments	-	-	(116,016)	-	-	-	(116,016)	-	(116,016)
Loss for the period	-	-	-	-	-	(2,324,817)	(2,324,817)	-	(2,324,817)
Other comprehensive loss	-	-	-	(737,894)	-	-	(737,894)	-	(737,894)
Balance, June 30, 2021	163,201,317	$68,982,491	$9,362,638	$(2,909,427)	$-	$(35,806,164)	$39,629,538	$-	$39,629,538

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF AND CONTINUANCE OF OPERATIONS

Ely Gold Royalties Inc. (the “Company” or “Ely Gold”) was incorporated under the Business Corporations Act (Alberta) on May 10, 1996. The Company was continued into British Columbia in 2002 where it is now domiciled and governed by the Business Corporations Act (British Columbia).

The Company’s registered office is 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company’s operations are focused on developing recurring cash flow streams through the acquisition, consolidation, enhancement, and resale of highly prospective, unencumbered North American precious metals properties. The Company seeks to acquire royalties and purchase agreements over development stage assets, advanced stage development projects or operating mines. In return for making an upfront payment to acquire royalties, the Company receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The recoverability of the amounts shown as assets of the Company is dependent upon the discovery of economically recoverable reserves and future profitable operations.

Although the Company has taken steps to verify title to its royalties on which it has an interest, in accordance with industry standards for the current stage of operations of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, and non-compliance with regulatory, social and environmental requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, political uncertainty and currency exchange fluctuations and restrictions.

The COVID-19 global health pandemic has had a significant impact on the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown. The adverse effects of the pandemic may continue for an extended and unknown period of time, particularly as variant strains of the virus are identified. The impact of the pandemic to date has included extreme volatility in financial markets, a slowdown in economic activity and extreme volatility in commodity prices, including gold. As well, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. Many mining projects, including some of the properties in which the Company holds a royalty, stream or other interest, could be impacted by the pandemic resulting in the slowdown of operations and other mitigation measures that impact production. If the operation or development of one or more of the properties in which the Company holds a royalty from which it receives or expects to receive significant revenue is slowed down or suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on the Company’s profitability, results of operations and financial condition.

On August 23, 2021 the Company completed a business combination by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which Gold Royalty Inc. (“GRC”) acquired all of the issued and outstanding common shares of the Company (the “Ely Shares”) (the “Plan of Arrangement”). The Company’s common shares were delisted from the TSX Venture Exchange (“TSX-V”) on August 23, 2021.

6

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF AND CONTINUANCE OF OPERATIONS (cont’d)

Upon completion of the Plan of Arrangement on August 23, 2021, Ely Gold has become an indirect wholly- owned subsidiary of GRC. After pro-rationing and adjustments in accordance with the Plan of Arrangement, each Ely Share was acquired by GRC in exchange for 0.2450 of a GRC common share (a “GRC Share”), plus $0.0001 for Ely Gold shareholders who elected, or were deemed to have elected to receive the share alternative under the Plan of Arrangement; and 0.099166 of a GRC Share, plus $0.869053 for Ely Gold shareholders who elected to receive the cash alternative under the Plan of Arrangement.

The consideration paid by GRC on closing of the transaction consisted of an aggregate of 30,902,176 GRC Shares and $84,008,748 in cash. Pursuant to the Plan of Arrangement, each of the 15,946,732 warrants to purchase Ely Shares (an “Ely Warrant”) that were outstanding immediately prior to the effective time represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus $0.0001.

Pursuant to the Plan of Arrangement, the Ely Shares were ultimately acquired by 1310560 B.C. Ltd., a wholly- owned subsidiary of GRC, which was amalgamated with Ely Gold, with Ely Gold being the surviving entity thereunder.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. Therefore, these condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020 (“Annual Financial Statements”), which have been prepared in accordance with IFRS.

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which are stated at their fair values. These condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All dollar amounts presented are in Canadian dollars, the Company’s functional currency, unless otherwise specified.

These condensed interim consolidated financial statements were approved by the Board of Directors for issue on September 24, 2021.

Basis of consolidation and presentation

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company’s wholly owned subsidiaries include DHI Minerals Ltd. (“DHI Minerals”) (a Canadian corporation), DHI Minerals (US) Ltd. (a Nevada corporation), Voyageur Gold Inc. (a Canadian corporation), Nevada Select Royalty, Inc. (a Nevada corporation), REN Royalties LLC (“REN”) (a Nevada corporation) and VEK Associates (“VEK”) (a Nevada corporation).

7

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

2.	BASIS OF PREPARATION (cont’d...)

Subsequent to June 30, 2021, the Company incorporated a new subsidiary, 1320505 B.C. Ltd. (“1320505 BC”) (a Canadian corporation). All assets and liabilities of DHI Minerals were transferred to 1320505 BC and DHI Minerals was dissolved by way of voluntary dissolution on August 20, 2021.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Company. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Use of estimates and judgments

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and the reported revenues and expenses during the period. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following.

Recoverability of receivables

Provisions are made against accounts that, in the estimation of management, may be uncollectible. The recoverability assessment of trade and other receivables is based on a range of factors, including the age of the receivable and the creditworthiness of the company owing the funds. The provision is assessed on a quarterly basis with a detailed formal review of balances and security being conducted annually. Determining the recoverability of an account involves estimation and judgment as to the likely financial condition and ability of the debtor to subsequently make payments. To the extent that future events impact the financial condition of the debtor these provisions could vary significantly.

Share-based payments

The fair value of share-based payments is subject to the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in certain assumptions. As the Black- Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices and expected forfeiture rate, changes in subjective input assumptions can materially affect the fair value estimate.

8

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

2.	BASIS OF PREPARATION (cont’d...)

Critical Accounting Estimates (cont’d)

Amortization of royalty assets

Royalty assets are carried at cost less any accumulated amortization. Amortization is calculated over the estimated mine life or over the period advance royalties are expected to be received using management’s best estimate of the mine’s production life. The expected production life of the asset is estimated based on expected quantities of proven and probable mineral reserves and mineral resources. These estimates are based on information obtained from the mine operator through preparation of technical reports on the property. The useful production lives are estimated based on such information and are reviewed annually.

Cost allocation of royalty assets acquired

Management was required to estimate the allocation of cost of acquisition of the VEK assets. The allocation was determined by estimating the present value of expected future revenues. Such calculation required management to make estimates of expected production based on estimated reserves in the underlying assets.

Critical Accounting Judgments

Management must make judgments given the various options available under IFRS for items included in the condensed interim consolidated financial statements. Judgments involve a degree of uncertainty and could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual events differ from a judgment made.

Impairment of mineral and royalty interests

Assets or cash-generating units are evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral and royalty interests. In respect of costs incurred for its mineral properties, management has determined that exploratory drilling, evaluation and related costs incurred, which have been capitalized, continue to be appropriately recorded on the condensed interim consolidated statement of financial position at carrying value. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, economic assessment/studies, accessible facilities and existing permits.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

Recovery of deferred tax assets

Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

9

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

2.	BASIS OF PREPARATION (cont’d...)

Impairment of royalty assets and mineral property Interests

Assessment of impairment of royalty assets and mineral property interests at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment analysis on the Company’s royalty assets and mineral property interests. Indicators that could trigger an impairment analysis include, but are not limited to, a significant change in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty and mineral property interests could impact the impairment analysis.

Asset acquisitions and business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. The assessment requires management to assess the inputs, processes and ability of the acquired entity/assets to produce outputs at the time of the acquisition. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty assets generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

3.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s audited Annual Financial Statements for the fiscal year ended December 31, 2020.

4.	FINANCIAL INSTRUMENTS

The Company’s principal financial liabilities comprise accounts payable and accrued liabilities, lease obligation and obligation under royalty acquisition. The Company’s principal financial assets are cash and cash equivalents, marketable securities and receivables. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties. Royalties are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

10

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

4.	FINANCIAL INSTRUMENTS (cont’d...)

Management designs strategies for managing some of these risks, which are summarized below. The Company’s management oversees the management of financial risks. The Company’s management ensures that financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

The carrying value of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximated their fair value due to the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. The fair value of the Company’s obligation under royalty acquisition and lease obligation approximate their carrying values, as their interest rates are comparable to market interest rates.

(a)	Credit risk

Credit risk refers to the potential that a counterparty to a financial instrument will fail to discharge its contractual obligations. The Company manages credit risk, in respect of cash and cash equivalents by placing its cash balances at major Canadian and American financial institutions.

Credit risk arises from cash and cash equivalents and receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions, and as such, does not have any significant concentration of credit risk. As at June 30, 2021, the Company is unaware of any information that would cause it to believe that these financial assets are not fully recoverable.

The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	June 30, 2021	December 31, 2020
Cash and cash equivalents	$6,299,684	$7,381,784
Receivables (Note 7)	421,163	338,345
	$6,720,847	$7,720,129

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At June 30, 2021, the Company has cash and cash equivalents of $6,299,684 (December 31, 2020 - $7,381,784), current liabilities of $978,720 (December 31, 2020 - $1,332,056) and non-current liabilities of $90,704 (December 31, 2020 - $121,320).

11

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

4.	FINANCIAL INSTRUMENTS (cont’d...)

(b)	Liquidity risk (cont’d...)

The amounts listed below are the remaining undiscounted cash flow contractual maturities for financial liabilities held by the Company:

Due Date	June 30, 2021	December 31, 2020
0 - 90 days	$942,389	$1,072,506
91 - 365 days	37,402	256,116
More than 1 year	90,946	138,378
	$1,070,737	$1,467,000

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and equity price risk.

(i)	Commodity price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market price of gold is the primary driver of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged, which results in the Company’s full exposure to changes in the market prices of these commodities.

(ii)	Interest rate risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at June 30, 2021, the Company’s interest rate exposure arises mainly from the interest receipts on cash and cash equivalents, lease obligation and obligation under royalty acquisition.

Cash and cash equivalents consist of the following:

	June 30, 2021	December 31, 2020
Cash	$6,274,684	$6,356,784
Cashable guaranteed investment certificate(“GIC”)*	25,000	1,025,000
	$6,299,684	$7,381,784

* The GIC will mature June 15, 2021, is cashable at any time without penalty and earns interest at a rate of 1% per annum

(iii)	Foreign currency risk

The Company incurs expenditures in Canada and the United States. Foreign currency risk arises as the amount of the U.S. dollar cash, intercompany balances and payables will vary in Canadian dollar due to changes in exchange rates.

12

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

4.	FINANCIAL INSTRUMENTS (cont’d...)

(c)	Market risk (cont’d...)

(iii)	Foreign currency risk (cont’d)

As at June 30, 2021 and December 31, 2020, the Company has not hedged its exposure to currency fluctuations.

At June 30, 2021 and December 31, 2020, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	June 30, 2021		December 31, 2020
Cash and cash equivalents	US$	2,902,944	US$	2,830,820
Receivables		339,812		265,744
Liabilities		(93,978)		(582,132)
Net	US$	3,148,778	US$	2,514,432
Canadian dollar equivalent		$3,902,595		$3,201,375

Based on the above net exposures as at June 30, 2021, a 5% (December 31, 2020 - 5%) change in the Canadian/U.S. dollar exchange rate would impact the Company’s income (loss) and comprehensive income (loss) by approximately $195,000 (2020 - $160,000).

(iv)	Equity price risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Company’s marketable securities consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held.

Based on the marketable securities held as at June 30, 2021, a 10% (December 31, 2020 - 10%) change in the market price of these securities would impact the Company’s income (loss) and comprehensive income (loss) by approximately $100,500 (2020 - $83,000).

13

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

4.	FINANCIAL INSTRUMENTS (cont’d...)

(c)	Market risk (cont’d...)

(v)	Fair value hierarchy

The following tables summarize the Company’s financial instruments under the fair value hierarchy, as at June 30, 2021 and December 31, 2020:

June 30, 2021	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$6,299,684		$-	$6,299,684
Marketable securities	$1,529,105	$-	$-	$1,529,105
Receivables	$421,163	$-	$-	$421,163
Accounts payable and accrued liabilities	$724,692	$-	$-	$724,690
Lease obligation	$-	$72,912	$-	$72,912
Obligation under royalty acquisition	$-	$271,820	$-	$271,820

December 31, 2020	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$7,381,784		$-	$7,381,784
Marketable securities	$1,192,572	$-	$-	$1,192,572
Receivables	$338,345	$-	$-	$338,345
Accounts payable and accrued liabilities	$889,075	$-	$-	$889,075
Lease obligation	$-	$97,977	$-	$97,977
Obligation under royalty acquisition	$-	$466,324	$-	$466,324

14

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

5.	CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through acquisitions of royalties, and optioning out existing properties other interests and a line of credit (“LOC”), as described in note 11. The Company may issue new shares or draw from its credit facility in order to meet its financial obligations. Management believes that the capital resources of the Company as at June 30, 2021 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

The Company defines its capital as equity. Capital requirements are driven by the Company’s exploration activities on its exploration and evaluation assets. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

In the past, the Company has invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

There have been no changes to the Company’s approach to capital management during the six months ended June 30, 2021.

6.	MARKETABLE SECURITIES

The Company’s marketable securities comprise the following common shares and gold coins. The fair value of the marketable securities has been determined directly by reference to published price quotations in an active market.

	June 30, 2021			December 31, 2020
	Shares	Cost	Fair Value	Shares	Cost	Fair Value
Gold Resources Corporation	-	$-	$-	56,966	$444,956	$211,060
Solitario Royalty & Exploration Corp.	119,352	144,454	99,110	119,352	144,454	85,447
VR Resources Ltd.	100,000	36,250	46,000	100,000	36,250	31,000
Fortitude Gold Corp.	74,946	231,764	636,283	-	-	-
Eminent Gold Corp.	200,000	131,000	201,000	-	-	-
Contact Gold Corp.	2,362,941	486,980	224,679	2,362,941	486,980	271,590
Sanatana Resources Inc.	1,666,666	500,000	133,333	1,666,666	500,000	308,333
Lahontan Gold Corp.	325,000	97,500	97,500	325,000	97,500	97,500
McEwen Mining Inc.	53,600	90,082	91,200	53,600	90,082	67,000
Gold American gold (1 oz) troy coins	-	-	-	50	135,898	120,642
		$1,718,030	$1,529,105		$1,936,120	$1,192,572

15

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

6.	MARKETABLE SECURITIES (cont’d...)

During the six months ended June 30, 2021, the Company:

(a)	Recorded an unrealized gain in the change in fair value on marketable securities of $224,591 in the condensed interim consolidated statements of loss and comprehensive loss.

(b)	Sold shares of Gold Resources Corporation and gold coins for net proceeds of $342,220. As at December 31, 2020, these shares and the coins had a carrying value of $271,399, which resulted in a gain of $70,329.

(c)	Received 29,946 shares of Fortitude Gold Corp., as a result of it being spun-out from Gold Resources Corporation. The fair value on acquisition was US$47,363 (Can $60,303).

(d)	Received 150,000 shares of Eminent Gold Corp. valued at $97,500, as related to the Spanish Moon option agreement.

(e)	Received 50,000 shares of Eminent Gold Corp. valued at $33,500, as related to the Weepah option agreement.

(f)	Purchased an additional 45,000 shares of Fortitude Gold Corp. at a cost of $171,461.

7.	RECEIVABLES

The Company’s receivables are as follows:

	June 30, 2021	December 31, 2020
Trade receivables	$421,163	$338,345
Sales taxes receivable	80,064	10,536
	$501,227	$348,881

8.	RIGHT-OF-USE LEASE ASSET

The Company’s right-of-use asset relates to the lease of office space.

Cost:
Balance, December 31, 2020 and June 30, 2021	$184,522
Accumulated amortization:
Balance, December 31, 2020	$90,614
Depreciation for the period	23,817
Balance, June 30, 2021	$114,431
Currency translation adjustment at June 30, 2021	$(2,226)
Net book value:
As at December 31, 2020	$92,322
As at June 30, 2021	$67,865

16

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

9.	ROYALTY ASSETS

Cost	Balance, December 31, 2019	Acquisition	Balance, December 31, 2020	Acquisition	Balance, June 30, 2021
Devon Fenelon	$600,000	$-	$600,000	$-	$600,000
Isabella Royalty	404,250	-	404,250	-	404,250
Jerritt Canyon PTR	969,591	-	969,591	-	969,591
Jerritt Canyon 0.5%	-	11,553,163	11,553,163	-	11,553,163
Lincoln Hill	1,091,123	1,671,387	2,762,510	-	2,762,510
Rawhide	-	1,967,617	1,967,617	-	1,967,617
REN NPI	-	708,950	708,950	-	708,950
REN 1.5%	-	6,024,796	6,024,796	-	6,024,796
Marigold	-	1,618,343	1,618,343	-	1,618,343
Borden Lake	-	583,089	583,089	-	583,089
Watershed	-	3,418,812	3,418,812	-	3,418,812
Raiload - Pinon	-	2,002,806	2,002,806	-	2,002,806
Trenton	-	909,855	909,855	-	909,855
Hog Ranch	-	77,928	77,928	1,050,046	1,127,974
HNT/JAM claims	-	-	-	193,948	193,948
Other	36,371	702,351	738,722	1,059,825	1,798,547
	$3,101,335	$31,239,097	$34,340,432	$2,303,819	$36,644,251

Accumulated Amortization	December 31, 2019	Amortization	December 31, 2020	Amortization	June 30, 2021
Isabella Royalty	$67,267	$100,884	$168,151	$14,958	$183,109
Jerritt Canyon PTR	25,126	82,704	107,830	84,640	192,470
Jerritt Canyon 0.5%	-	953,983	953,983	688,596	1,642,579
Lincoln Hill	-	142,223	142,223	140,766	282,989
REN 1.5%	-	361,341	361,341	269,892	631,233
Marigold	-	121,327	121,327	90,621	211,948
Hog Ranch	-	7,793	7,793	57,379	65,172
Other	-	46,949	46,949	19,445	66,394
	$92,393	$1,817,204	$1,909,597	$1,366,297	$3,275,894

	Cumulative Translation Adjustment		Net Book Value
	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021
Devon Fenelon	$-	$-	$600,000	$600,000
Isabella Royalty	(14,771)	(5,660)	221,328	200,710
Jerritt Canyon PTR	(25,109)	(20,993)	836,652	731,019
Jerritt Canyon 0.5%	(1,090,092)	(234,162)	9,509,088	8,586,330
Lincoln Hill	(33,342)	(64,946)	2,586,945	2,381,233
Rawhide	(123,513)	(51,468)	1,844,104	1,792,636
REN NPI	(72,350)	(16,900)	636,600	619,700
REN 1.5%	(563,668)	(128,381)	5,099,787	4,701,514
Marigold	(150,427)	(33,139)	1,346,589	1,222,829
Borden Lake	-	-	583,089	583,089
Watershed	-	-	3,418,812	3,418,812
Raiload - Pinon	(5,802)	(53,015)	1,997,004	1,943,989
Trenton	(8,775)	(23,921)	901,080	877,159
Hog Ranch	(1,382)	(7,593)	68,753	1,053,827
HNT/JAM claims	-	-	-	193,948
Other	(63,214)	(34,276)	628,559	1,634,663
	$(2,152,445)	$(674,454)	$30,278,390	$30,541,458

17

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

9.	ROYALTY ASSETS (cont’d...)

(a)	Royalty revenue includes the following:

	June 30, 2021	June 30, 2020
Producing royalties	$845,344	$833,828
Advance minimum royalties (“AMR”)	382,977	36,742
Total royalty revenue	$1,228,321	$870,570

(b)	Rawhide Royalty (15% Net Profit Interest (“NPI”))

On February 29, 2020, the Company acquired a 15% NPI from Liberty Gold Corp. and its subsidiary, Pilot Gold USA Inc. The NPI entitles the Company to 15% of the net profits from the recovery and sale of minerals from certain unpatented claims located in Mineral County, Nevada, known as the Regent Hill Property. The interest also includes the possibility of bonus payments for each gold equivalent (“AuEq”) ounce, from the Regent Hill Property placed on leach pads after the first 115,000 AuEq ounces. Quarterly bonus payments per AuEq ounce will be based on a pricing grid providing for payments coming into effect when the monthly average gold price per ounce for each applicable quarter are US$1,400 or more, commencing at US$5.775 per AuEq ounce and increasing to as much as US$29.05 per AuEq ounce if the monthly average exceeds US$1,800 per ounce.

Under the terms of the agreement, the Company paid a cash consideration of US$800,000 (paid) and issued 2,000,000 share purchase warrants (issued). Each warrant entitles the holder to purchase one common share of the Company for a period of two years at an exercise price of $0.43. The warrants were valued at $818,325 using the Black-Scholes option pricing model with the following assumptions: volatility of 80.36%, expected life of 1.8 years, discount rate of 1.32% and dividend rate of 0.0%.

(c)	REN NPI (3.5%)

On April 2, 2020, the Company closed an agreement to acquire a 3.5% NPI on the Ren Property in Elko, Nevada, for total proceeds of US$500,000 (paid). The Ren Property is part of the joint venture (“JV”) between Barrick Gold Corporation and Newmont Corporation (“Newmont”), forming Nevada Gold Mines.

(d)	Jerritt Canyon (0.5% net smelter return (“NSR”) royalty)

On May 12, 2020, the Company completed the purchase agreement with Eric Sprott (“Sprott”) to acquire a 0.5% NSR royalty on the gold producing Jerritt Canyon Mine facility, located in Elko, Nevada, and currently operated by Jerritt Canyon Gold LLC, a private Nevada limited liability company.

As consideration, the Company issued 12,698,413 shares. In connection with its assistance with the transaction, the Company agreed to pay a finder’s fee to Medalist Capital Ltd. comprising a cash fee of 1% of the transaction price, plus 300,000 share purchase warrants, each exercisable over a three-year term to purchase, exercisable at a price of $0.63 per share. All of the securities issued in the transaction are subject to a four-month hold period pursuant to applicable TSX-V policies and applicable securities laws. The shares were valued at $11,301,588 representing the market value of the shares on the date of closing and the warrants were valued at $171,575 using the Black-Scholes option pricing model with the following assumptions: volatility of 90.83%, expected life of 3 years, discount rate of 0.29% and dividend rate of 0.0%.

18

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

9.	ROYALTY ASSETS (cont’d...)

(e)	VEK Properties

On May 15, 2020, the Company completed the acquisition of 100% of VEK for total consideration of US$5,000,000 and the issuance of 2,005,164 share purchase warrants exercisable at a price of $0.62 per share for a period of two years valued at $1,214,066 using the Black-Scholes option pricing model with the following assumptions: volatility of 91.78%, expected life of 2 years, discount rate of 0.30% and dividend rate of 0.0%.

VEK owns 50% of the VEK/Andrus partnership, which holds five properties, all of which are currently leased. Four of the leases are with Nevada Gold Mines JV (Barrick 61.5%/Newmont 31.5%) and the other lease is with SSR Mining Inc. (“SSR Mining”). Four of the leases pay AMR payments and carry a 3% NSR royalty (50% to VEK) with no buy-downs. Details on the properties are as follows:

●	REN Property (1.5% NSR royalty) - currently leased to Nevada Gold Mines, consists of 86 contiguous unpatented lode mining claims located in the Northern Carlin trend. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US$458,712, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

●	Marigold Property (0.75% NSR royalty) - currently leased to SSR Mining, consists of 205 unpatented lode mining claims within the SSR Mining operation on the Battle Mountain-Eureka trend. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US$156,500, of which VEK received 50%. These payments will continue until production commences; at which time the lessor will be entitled to a 0.75% royalty.

●	Lone Tree Property (1.5% NSR royalty) - currently leased to Nevada Gold Mines, consists of 38 unpatented lode mining claims along the Battle Mountain-Eureka trend. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments. During 2019, VEK/Andrus received US$15,000, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

●	Pinson Property (1.5% NSR royalty) - currently leased to Nevada Gold Mines, consists of 53 unpatented lode mining claims along the Osgood Mountain trend in sections 4, 8 and 16, Township 37N, Range 42E, in Humboldt County, Nevada. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US$21,780, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

●	Carlin Trend Property (1.5% NSR royalty) - currently leased to Nevada Gold Mines, of 84 unpatented lode mining claims along the Carlin trend in sections 1, 2, 3, 10, 11, 12, 20, 21, 28, 34 and 35, Townships 35N and 36N, Ranges 49E and 50, in Eureka County, Nevada. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US$43,560, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

19

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

9.	ROYALTY ASSETS (cont’d...)

(f)	Borden Lake Royalty (0.4% NSR royalty)

On August 26, 2020, the Company entered into an agreement with two individuals dealing at arm’s length to the Company (the “Borden Lake Vendors”) to purchase 0.4% of a 2% NSR royalty on the Borden Lake Gold Mine (the “Borden Lake Royalty”).

The Borden Lake Royalty is subject to a buy-down option pursuant to which Newmont is entitled to buy it down from 2% to 1% for a one-time cash payment of $1,000,000. Under the present transaction terms, if the buy-down right is exercised, the entire reduction will be applied to the Borden Lake Vendors’ 1.6% Borden Lake Royalty interest and the Company’s share will remain at 0.4%. In addition, the Borden Lake Vendors have granted a right of first refusal to the Company with respect to any proposed sale by the Borden Lake Vendors of their remaining 0.6% of the Borden Lake Royalty.

Under the terms of the transaction, in consideration for its 0.4% Borden Lake Royalty interest, the Company paid $300,000 in cash, issued 100,000 common shares and 80,000 of the Company’s non-transferable common share purchase warrants, each exercisable to purchase one additional common share for a five-year term at an exercise price of $1.37. The warrants were valued at $138,089 using the Black-Scholes option pricing model with the following assumptions: volatility of 106.77%, expected life of 5 years, discount rate of 0.23% and dividend rate of 0.0%.

In connection with the transaction, the Company paid a finder’s fee on closing to an arm’s length individual in the form of a $7,000 cash payment and 50,000 non-transferable warrants having the same terms as the consideration warrants issuable to the Borden Lake Vendors.

The transactions closed on August 26, 2020. Subsequent to closing, the Company and the Borden Lake Vendors filed a complaint against Newmont claiming that the area of interest provided in the Borden Lake Royalty should apply to claims currently being mined by Newmont. Newmont has denied the claims and the complaint is currently in arbitration.

(g)	Watershed Property (1% NSR royalty)

On December 8, 2020, the Company acquired a 1% NSR royalty on the Watershed Property from Sanatana Resources Inc. (“Sanatana”) (the “Watershed Royalty”) for a total purchase price of $2,500,000 cash and 1,000,000 common share purchase warrants, each exercisable at a price of $1.31 until December 3, 2025, valued at $908,812 using the Black-Scholes option pricing model with the following assumptions: volatility of 103.14%, expected life of 5 years, discount rate of 0.41% and dividend rate of 0.0%. The warrants can be accelerated if the common shares trade at a 50% premium to the exercise price for a 10-day period. The Watershed Royalty was granted to Sanatana in connection with an asset purchase agreement between Sanatana and IAMGOLD Corporation (“IAMGOLD”), dated January 12, 2016, whereby IAMGOLD acquired a 100% interest in 46 mining claims in Chester and Yeo counties, Ontario. The Watershed Property surrounds the Cote Gold Project, which is a joint venture between IAMGOLD and Sumitomo Metal Mining Company. The Watershed Royalty is subject to a buy-down provision whereby the royalty rate can be reduced to 0.5% for a payment of $2,000,000 by IAMGOLD. Sanatana and the Company also signed a definitive agreement (the “Watershed Purchase Agreement”) where Sanatana assigned its rights and interest in the Watershed Purchase Agreement to the Company for $10,000. The Company also purchased 1,666,666 Sanatana common shares at a price of $0.30 per share through a non-brokered private placement. The Watershed Purchase Agreement provides for certain deferred payments to the Company as follows: (a) $1,500,000 upon a production decision by IAMGOLD on the

20

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

9.	ROYALTY ASSETS (cont’d...)

(g)	Watershed Property (1% NSR royalty) (cont’d...)

Watershed Property; and (b) $1,500,000 upon the commencement of commercial production by IAMGOLD on the Watershed Property. In the event that either of the deferred payments are made to the Company, the Company will pay 50% of any such deferred payments to Sanatana.

(h)	Trenton (0.3% NSR royalty)

On December 23, 2020, the Company acquired a 0.3% gross royalty on 52 unpatented mining claims on the Battle Mountain-Eureka trend in Nevada from a private seller, for a total purchase price of US$325,000 in cash and 1,000,000 common share purchase warrants, each exercisable at a price of $1.36 until December 23, 2022, valued at $492,036 using the Black-Scholes option pricing model with the following assumptions: volatility of 86.67%, expected life of 2 years, discount rate of 0.20% and dividend rate of 0.0%. The Company was also assigned a stock purchase agreement, dated October 13, 2005 (the “2005 Agreement”) between the private seller and Nevada Mine Properties II. The 2005 Agreement provides for a 0.5% NSR royalty on several other properties.

(i)	Railroad-Pinion Property (0.44% NSR royalty)

On December 30, 2020, the Company completed the purchase of certain mineral interests and private fee ground in Elko County, Nevada (the “Mineral Interests”). All of the fee ground and the Mineral Interests are currently leased to Gold Standard Ventures Corp. (“GSV”) and cover certain portions of GSV’s Railroad-Pinion Project that is currently being developed as a heap-leach mining operation. The lease provides for a combined 0.436% NSR royalty and annual lease payments to the Company of US$79,800. The Company paid a total purchase price of US$1,300,000 in cash and issued 300,000 common share purchase warrants, each exercisable at a price of $1.15 until December 29, 2025, valued at $259,839 using the Black-Scholes option pricing model with the following assumptions: volatility of 101.37%, expected life of 5 years, discount rate of 0.41% and dividend rate of 0.0%. The Company also paid a US$65,000 cash finder’s fee.

On November 2, 2020, the Company also entered into purchase agreements with 11 other parties to acquire additional mineral interests and leases in the same area. These 11 other purchase agreements were terminated by the Company prior to closing, and the Company paid a US$134,000 cash break fee in connection with such termination.

(j)	Hog Ranch (2.25% NSR royalty)

On March 26, 2021, the Company acquired an additional 25% interest in its Hog Ranch Property, which will increase the Company’s NSR royalty from 1.5% to 2.25% and its interest in the leased mining claims to 75.1% As consideration, the Company paid US$275,000 and issued 1,000,000 warrants exercisable at $0.90 for a period of four years.

(k)	Jerritt Canyon (PTR Royalty)

On September 9, 2019, the Company entered into an agreement to acquire 100% of the rights and interests to a per ton royalty interest (the “PTR Interest”) on the Jerritt Canyon Processing Facilities by paying the owner a total cash consideration of US$650,000 and by issuing 500,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company for a period of three years from the closing date at an exercise price of $0.18.

21

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

9.	ROYALTY ASSETS (cont’d...)

(k)	Jerritt Canyon (PTR Royalty) (cont’d...)

The license agreement entitles the owner to receive a per ton royalty payment (the “PTR Payment”) based on overall throughput from mining operations at the Jerritt Canyon Processing Facilities with increasing PTR Payments at higher gold prices.

Royalties are calculated, in U.S. dollars, as follows:

●	$0.15 per ton if the gold price is less than or equal to $1,300 per ounce;
●	$0.225 per ton if the gold price is greater than $1,300, but less than or equal to $1,600 per ounce;
●	$0.30 per ton if the gold price is greater than $1,600, but less than or equal to $2,000 per ounce; and
●	$0.40 per ton if the gold price is greater than $2,000 per ounce.

As consideration, the Company will make the following payments:

●	US$300,000 cash (paid) and issue 500,000 warrants valued at $106,518 (issued) at closing;
●	US$150,000 cash on the first anniversary of closing (paid);
●	US$150,000 cash on the second anniversary of closing (paid subsequent to June 30, 2021); and
●	US$50,000 cash on the third anniversary of closing.

The deferred payments will accrue simple annual interest at 5% and be secured by the PTR Interest. If production or PTR Payments cease at the facility for two consecutive months or greater, deferred payments will be delayed by an amount equal to the time the production is halted.

(l)	Lincoln Hill Royalty (2.0% NSR royalty)

The Company acquired 100% of all rights and interests to a 1% NSR royalty on the Lincoln Hill Property, operated by Coeur Mining Inc. The Company has a right of first refusal if the seller disposes of an additional 1% royalty they currently hold.

On December 31, 2020, the Company acquired an additional 1% NSR royalty from a private family trust for US$1,000,000 cash and the issuance of 1,000,000 share purchase warrants valued at $398,187 using the Black-Scholes option pricing model with the following assumptions: volatility of 86.46%, expected life of 2 years, discount rate of 0.20% and dividend rate of 0.0%. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.69 for a two-year period. This acquisition increases the Company’s Lincoln Hill royalty interest to a 2% NSR royalty.

(m)	Briggs Royalty

The Company completed the purchase of a 1.5% net smelter returns royalty on certain unpatented mining claims in Inyo County, California known as the Briggs Mine. The seller was a private corporation and the purchase price was US$600,000.

22

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

9.	ROYALTY ASSETS (cont’d...)

(n)	WR Royalty

During the six months ended June 30, 2021 the Company completed the acquisition of three NSR royalties from a prospector for US$350,000 cash (the “WR Royalty”). The WR Royalty package includes a 0.33% royalty on the Sleeper Mine, 1% royalty on 38 unpatented mining claims in Pershing County, Nevada, and a 1% royalty on 40 acres of free ground in White Pine County, Nevada.

The Sleeper Gold Project is a former high-grade open pit gold producer located approximately 25 miles northwest of the town of Winnemucca, Nevada, producing 1.66 million ounces of gold and 2.3 million ounces of silver. Paramount Gold Nevada Corp. (“Paramount”) acquired the Sleeper Mine in August 2010 and filed a NI 43-101 Standards of Disclosure for Mineral Projects technical report titled Amended Preliminary Economic Assessment, Metal Mining Consultants, September 2017. Highlights of the Sleeper Report include: low initial capital of $175 million for a 30,000 tonnes per day operation, estimated annual production of 102,000 ounces of gold and 105,000 ounces of silver.

The WR Royalty covers 38 unpatented mining claims on the Lincoln Hill and Gold Ridge properties currently owned by Coeur Mining Inc. (“Coeur”). The Lincoln Hill property is adjacent to Coeur’s Rochester Mine. The Company currently holds a 2% NSR on separate claims at Lincoln Hill where Coeur is currently undertaking development drilling. The Watershed claims are adjacent to the Company’s 2% Lincoln Hill Royalty property.

(o)	HNT and JAM lease

On March 26, 2020, the Company closed an agreement to purchase eight unpatented mining claims in Eureka County, Nevada. The claims are currently leased to a subsidiary of McEwen Mining Inc. (“McEwen Mining”) and the agreement includes an assignment of the leases to the Company. Under the terms of the agreement, the Company will purchase two HNT Claims and assume the corresponding lease and six JAM Claims and assume the corresponding lease. As consideration, the Company paid the seller US$125,000 at closing and will issue 100,000 share warrants to the seller. The warrants will expire two years from closing and each warrant will allow the seller to purchase one share of the Company’s common stock at a price of $0.77. The annual lease payment covering the HNT Claims is US$5,000 and the annual lease payment covering the JAM Claims is US$7,000. Both leases provide for a 2% NSR at current gold prices.

23

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

10.	MINERAL PROPERTY INTERESTS

(a)	Mineral property interests are as follows:

Total
Balance, December 31, 2019	$896,530
Acquisition costs	1,312,770
Option payments received	(533,716)
Amounts transferred to royalty assets	(167,681)
Cumulative translation adjustment	(44,040)
Balance, December 31, 2020	1,463,863
Reclassification to royalty assets	(193,948)
Option payments received	(429,959)
Cumulative translation adjustment	(7,931)
Balance, June 30, 2021	$832,025

(b)	Option payments received:

The Company has entered into various agreements whereby it granted an option to acquire an interest on the Company’s properties with various companies. As a result of these agreements, the Company receives option payments related to these agreements on its properties. During the six months ended June 30, 2021 and 2020, the Company received the following option payments:

	June 30,		June 30,
	2021		2020
Cimarron Project	US$	25,000	US$	-
Frost Claims		15,000		-
HNT/Jam Claims		12,000		-
Hurricane		25,000		20,000
Monitor property		15,000		10,000
Musgrove Property		25,000		250,000
Nevada Rand		25,000		25,000
Spanish Moon		127,535		-
Tonopah West		325,000		325,000
Olympic		-		15,000
Pilot Mountain		-		40,000
Weepah Project		26,640		-
White Rock		25,000		10,000
	US$	646,175	US$	695,000

The Canadian value of the option proceeds was $800,035 (2020 - $947,851) of which $370,075 (2020 - $503,844) was recorded as revenue and $429,959 (2020 - $533,716) was recorded as a reduction of mineral interest.

24

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

10.	MINERAL PROPERTY INTERESTS (cont’d...)

(c)	Future option payments under agreement

The agreements entered into by the Company require the optionees to make payments in order to exercise their option to acquire the interest in the property. In order for the optionees to keep the agreements in good standing, the optionees are required to make the following payments to the Company:

	2021			2022			2023			2024
Antelope Springs	US$	10,000		US$	10,000			US$ 10,000		US$	12,500
Aurora West		50,000	(5)		135,000	(5)		200,000			-
Butte Valley Project		50,000			50,000			50,000			-
Castle West Project		40,000	(6)		40,000	(6)		40,000	(6)		105,000	(6)
Cimarron Property		25,000			35,000			50,000			45,000
Frost Property		15,000			25,000			50,000			50,000
Gilbert South		5,000			10,000			10,000			10,000
Gold Canyon		150,000			300,000			35,000	(1)		35,000
Green Springs		50,000			50,000			100,000			-
Hurricane		25,000			25,000			25,000			25,000
Liberty Springs		30,000			30,000			210,000			-
Monitor property (2)		15,000			20,000			25,000			50,000
Mustang canyon		25,000			50,000			75,000			-
Nevada Rand Project		25,000			25,000			150,000			-
Olympic		25,000			35,000			35,000			40,000
Redlich, Moho		300,000			30,000	(1)		30,000			30,000
Rodeo Creek		50,000			125,000			125,000			-
Spanish Moon		50,000	(8)		75,000	(8)		125,000	(8)		250,000	(8)
Tonopah West (4)		325,000			650,000			700,000			1,000,000
War Eagle Property		30,000			30,000			70,000			5,000	(1)
Weepah Project (3)		100,000	(7)		200,000	(7)		250,000	(7)		400,000	(7)
White Hill		15,000			25,000			45,000			75,000
White Rock Property		25,000			40,000			50,000			125,000
	US$	1,435,000		US$	2,015,000		US$	2,460,000		US$	2,257,500

(1)	As of this date, the optionee made all its required option payments to acquire interest in the property and is now required to make AMR payments.
(2)	The optionee is required to make additional payments of US$50,000 during 2025, 2026 and 2027 and one final payment of US$400,000 in 2028.
(3)	In addition to the above payments, the Company will also receive 100,000 shares of Eminent Gold Corp., the optionee, during 2021, 150,000 shares during 2022 and 200,000 shares during 2023.
(4)	The US$1,000,000 is the last required payment for the optionee to acquire its interest in the property. Starting in 2025, the optionee is required to make US$50,000 AMR payments every year thereafter.
(5)	The Company is required to make payments of US$50,000 in 2021 and US$135,000 as option payments related to the Aurora West property, which will be paid from the proceeds received.

25

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

10.	MINERAL PROPERTY INTERESTS (cont’d...)

(c)	Future option payments under agreement (cont’d...)

(6)	The Company is required to make yearly payments of US$15,000 related to the Castle West property, which will be paid from the proceeds received.
(7)	The Company is required to make yearly payments of US$10,000 related to the Weepah project, which will be paid from the proceeds received.
(8)	In addition to the above payments, the Company also received 150,000 shares of Eminent on signing and will receive 150,000, 200,000 and 250,000 on the first, second and third anniversaries, respectively, and will receive one final payment of $250,000 on the fourth anniversary.

11.	PROMISSORY NOTE AND LOC

On November 29, 2019, the Company entered into an agreement with Sprott whereby Sprott provided the Company with a $6,000,000 LOC. The LOC was available to the Company, as and when required, until November 29, 2021. Principal outstanding under the LOC was subject to an interest rate at 10% per annum, with undrawn amounts of the LOC carrying a stand-by fee of 2.5% per annum, compounded monthly and payable quarterly. The LOC was secured by a registered security interest over all of the Company’s assets, subordinate only to existing prior encumbrances.

In connection with the LOC, the Company issued Sprott 16,216,215 non-transferrable loan bonus warrants (the “Bonus Warrants”) at the fair value of $0.20 per share, or $3,279,307, using the Black-Scholes option pricing model with the following assumptions: volatility of 95.45%, expected life of 2 years, discount rate of 1.60% and dividend rate of 0.0%. Each Bonus Warrant is exercisable, up to the maturity date of November 29, 2021, to purchase one common share of the Company at an exercise price of $0.37. Sprott agreed not to exercise the Bonus Warrants if such exercise would result in Sprott’s direct and indirect holdings of the Company’s outstanding voting shares being in excess of 19.9% based on the then-current outstanding shares of the Company.

Subsequent to June 30, 2021 the Company cancelled the line of credit and paid stand-by fee accrued to the day of cancellation of $18,082. Subsequent to June 30, 2021 all Bonus Warrants held by Sprott were exercised.

12.	LEASE OBLIGATION

Balance at December 31, 2019	$54,120
Additions	91,555
Interest expense	8,131
Lease payments	(56,272)
Currency translation adjustment	443
Balance, December 31, 2020	97,977
Interest expense	3,475
Lease payments	(27,802)
Currency translation adjustment	(738)
Balance, June 30, 2021	$72,912
Which consists of:
Current lease liability	$50,354
Non-current lease liability	22,558
$72,912

26

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

12.	LEASE OBLIGATION (cont’d...)

On March 1, 2017, the Company entered into a lease agreement for its Vancouver head office premises for three years, expiring February 28, 2020. Pursuant to this lease, the Company is obligated to pay basic rent of $2,250 and operating costs, including electricity and related taxes, on a monthly basis. The Company renewed the lease for a three-year term with monthly payments of $2,850.

On July 1, 2017, the Company entered into a lease agreement for its Reno office for five years, expiring June 30, 2022. Pursuant to this lease, the Company is obligated to pay basic rent of US$1,308 and operating costs, including electricity and related taxes, on a monthly basis. The basic rent commitment will increase to US$1,347 per month for the second year, US$1,388 in the third year, US$1,430 in the fourth year and US$1,472 in the final year.

13.	SHARE CAPITAL AND RESERVES

(a)	Authorized share capital

As at June 30, 2021 and December 31, 2020, the authorized share capital of the Company is an unlimited number of common shares without par value.

(b)	Issued share capital

●	During the six months ended June 30, 2021, the Company issued 2,249,518 common shares on exercise of options and warrants for total proceeds of $1,058,714.

●	On May 21, 2020, the Company closed a brokered private placement offering of 21,562,500 units at a price of $0.80 per unit for gross proceeds of $17,250,000.

Each unit comprises one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at an exercise price of $1 for a period of three years from closing. The Company paid the agents cash commissions and issued compensation options to the agents entitling them to purchase an aggregate 731,250 common shares at an exercise price of $0.80 for a period of three years from closing. The agent options were valued at $618,044 using the Black-Scholes option pricing model. At the Company’s option, the original expiry date of the warrants may be accelerated if the volume weighted average price of the common shares is greater than or equal to $1.60 for a period of five consecutive trading days. If the Company elects to accelerate the expiry date of the warrants, holders of the warrants will have 30 calendar days to exercise their warrants after receiving notice via press release from the Company. The Company paid agent’s fees of $737,500 and incurred legal costs of $53,000 in relation to the placement.

●	On May 12, 2020, the Company issued 12,698,413 shares as consideration for acquisition of a 0.5% NSR royalty on the gold producing Jerritt Canyon Mine facility, located in Elko, Nevada.

●	On September 22, 2020, the Company issued 100,000 shares as consideration for acquisition of the Borden Lake royalty.

●	During the year ended December 31, 2020, the Company issued 24,634,957 common shares on exercise of warrants for total proceeds of $6,857,638.

●	During the year ended December 31, 2020, the Company issued 1,675,000 common shares on exercise of options for total proceeds of $384,000.

27

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (cont’d...)

(c)	Stock options

The Company had an incentive stock option plan (the “Plan”) in place under which it is authorized to grant options to directors and employees to acquire up to 10% of the Company’s issued and outstanding common shares. In addition, the aggregate number of shares reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares (2% if the participant is a consultant). Under the Plan, the exercise price of each option may not be less than the market price of the Company’s share capital as calculated on the date of grant less the applicable discount. The options can be granted for a maximum term of 10 years and vesting periods are determined by the Board of Directors.

As at June 30, 2021 and December 31, 2020, the Company had outstanding stock options enabling the holders to acquire further common shares as follows:

Expiry Date	Exercise Price	June 30, 2021	December 31, 2020
January 5, 2021	$0.06	-	300,000
September 22, 2021	$0.06	650,000	650,000
March 19, 2022	$0.57	500,000	500,000
June 26, 2022	$0.19	125,000	125,000
January 30, 2023	$0.14	175,000	175,000
July 19, 2023	$1.80	-	1,000,000
January 28, 2024	$0.12	500,000	500,000
November 27, 2024	$0.06	350,000	400,000
December 24, 2024	$0.43	200,000	200,000
April 2, 2025	$0.68	1,280,000	1,450,000
August 18, 2026	$0.15	900,000	900,000
June 19, 2027	$0.125	500,000	500,000
November 22, 2027	$0.10	1,275,000	1,275,000
July 26, 2029	$0.27	1,700,000	2,000,000
Total outstanding		8,155,000	9,975,000
Total exercisable		8,155,000	9,875,000

The weighted average remaining contractual life for the outstanding options at June 30, 2021 is 4.6 (December 31, 2020 - 4.86) years.

Stock option transactions are summarized as follows:

	June 30, 2021		December 31, 2020
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price
Balance, beginning of period	9,975,000	$0.27	8,250,000	$0.15
Granted	-	$0.00	3,400,000	$0.64
Expired / cancelled/ forfeited	(1,000,000)	$1.80	-	$-
Exercised	(820,000)	$0.27	(1,675,000)	$0.23
Options exercisable, end of period	8,155,000	$0.44	9,975,000	$0.27

28

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (cont’d...)

(c)	Stock options (cont’d...)

On July 19, 2020, the Company granted incentive stock options to consultants of the Company entitling them to purchase 1,000,000 common shares at a price of $1.80 per share for a period of three years vesting 25% every three months from the date of grant. The fair value of these options was calculated at $565,045 using the Black-Scholes option pricing model.

On April 2, 2020, the Company granted incentive stock options to directors, consultants and an officer of the Company entitling them to purchase 1,500,000 common shares at a price of $0.68 per share for a period of five years vesting 100% on the grant date and expiring April 2, 2025. The fair value of these options was calculated at $827,492 using the Black-Scholes option pricing model.

On March 19, 2020, the Company granted incentive stock options to consultants of the Company entitling them to purchase 900,000 common shares at a price of $0.57 per share for a period of two years vesting 25% every three months from the date of grant and expiring March 19, 2022. The fair value of these options was calculated at $689,180 using the Black-Scholes option pricing model.

Subsequent to June 30, 2021, all outstanding options were exercised on a cashless basis as part of the Plan of Arrangement. The Plan was terminated on August 23, 2021.

(d)	Warrants

As at June 30, 2021 and December 31, 2020, the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	June 30, 2021	December 31, 2020
November 29, 2021	$0.37	12,216,215	12,216,215
December 2, 2021	$0.78	600,000	600,000
December 18, 2021	$0.43	-	900,000
February 4, 2022	$0.77	100,000	100,000
May 11, 2022	$0.62	1,905,163	1,905,163
June 1, 2022	$0.18	500,000	500,000
December 23, 2022	$1.36	1,000,000	1,000,000
December 31, 2022	$1.69	1,000,000	1,000,000
May 22, 2023	$0.90	10,542,680	11,072,198
March 15, 2025	$0.90	1,000,000	-
May 28, 2025	$1.37	130,000	130,000
December 3, 2025	$1.31	1,000,000	1,000,000
December 29, 2025	$1.15	300,000	300,000
Total		30,294,058	30,723,576

On March 15, 2021, the Company issued 1,000,000 warrants relating to the Hog Ranch acquisition. Each share purchase warrant is exercisable to purchase one common share of the Company for $0.90 until March 15, 2025. The fair value of $706,828 is included as acquisition cost of royalty assets.

29

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (cont’d...)

(d)	Warrants (cont’d...)

Share purchase warrant transactions are summarized as follows:

	June 30, 2021		December 31, 2020
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price
Balance, beginning of period	30,723,576	$0.65	35,410,869	$0.29
Issued	1,000,000	$0.90	19,947,664	$0.86
Exercised	(1,429,518)	$0.43	(24,634,957)	$0.28
Balance, end of period	30,294,058	$0.74	30,723,576	$0.65

As at June 30, 2021, the weighted average remaining contractual life for the outstanding warrants is 1.57 (December 31, 2020 - 1.48) years.

The fair values of stock options and warrants are estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	June 30, 2021		December 31, 2020
	Options	Warrants	Option	Warrants
Risk-free interest rate	0.48%	0.76%	0.42%	0.29%
Expected dividend yield	0.00	0.00	0.00	0.00
Expected stock price volatility	86.60%	95.10%	105.77	92.52%
Expected life in years	1.68	4.00	3.49	3.00
Weighted average fair value	$0.43	$0.71	$0.66	$0.62

The Company has estimated the dividend and forfeiture rate to be 0.00% based on historical dividend payments and historical forfeiture rates. Expected volatility was determined based on the historical movements in the closing price of the Company’s common shares for a length of time equivalent to the expected life of each option and warrant.

Under the Plan of Arrangement, each of the Ely Warrant that were outstanding immediately prior to August 23, 2021 represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC share plus $0.0001. The expiration date of the Ely Warrant does not change.

30

ELY GOLD ROYALTIES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

14.	RELATED PARTY TRANSACTIONS

Key management comprises directors and executive officers. The Company did not pay post-employment benefits and long-term benefits to key management. The following compensation was paid to key management:

	June 30,	June 30,
	2021	2020
Short-term employment benefits	$332,572	$607,266
Share-based payments	-	705,141
Total	$332,572	$1,312,407

As at June 30, 2021, $15,493 (December 31, 2020 - $569,654) is owing to directors and officers of the Company, which is included in accounts payable and accrued liabilities. A prepaid advance of $15,718 (December 31, 2020 - $2,546) was made to an officer and director of the Company.

All other amounts due to related parties are payable on demand. Interest is not charged on outstanding balances.

The Company has in place termination clause agreements with officers and directors, whereby the officers and directors are entitled to a lump sum payment in the event there is a change of control. Under the Plan of Arrangement, the Company paid change of control payments to certain officers of US$2,850,000 and $90,000 on August 23, 2021.

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30, 2021	June 30, 2020
Significant non-cash investing activities consisted of:
Shares issued for acquisition of Jerritt Canyon Royalty	$-	$11,301,588
Accounts payable settled with gold coins	$120,642	$-
Fair value of warrants issued for mineral and royalty interests	$706,828	$2,363,279
Interest paid	$81,824	$213,977
Income taxes paid	$-	$-

16.	SEGMENT INFORMATION

The Company has one reportable operating segment, the acquisition and exploration of mineral properties and option of those assets, in one geographic location: North America.

17.	EVENTS AFTER THE REPORTING PERIOD

a)	Subsequent to June 30, 2021, the Company issued 14,347,326 common shares on exercise of warrants for total proceeds of $6,337,686.

b)	On August 23, 2021 the business combination between GRC and the Company was completed by way of a Plan of Arrangement (Note 1).

31